UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 001-14552

Top Image Systems Ltd.
 (Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 ,333-175546 and 333-193350).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on May 18, 2017, reporting the results for the three months and the year ended March 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.
Date: May 18, 2017
	By:	/s/ Don Dixon
Don Dixon
Executive Chairman

Top Image Systems Reports First Quarter 2017 Results

TEL AVIV, Israel and PLANO, Texas, May 18, 2017 (GLOBE NEWSWIRE) -- Top Image Systems, Ltd. (NASDAQ:TISA), a global innovator of intelligent content processing solutions, today announced its financial results for the first quarter ended March 31, 2017.

First Quarter Highlights

•	Quarterly revenues were $7.3 million compared to $7.0 million in the fourth quarter of 2016 and $8.5 million in the same period last year;

•	Quarterly net loss was ($1.8) million, compared to a loss of ($3.8) million in the fourth quarter of 2016, and ($2.1) million in the same period last year;

•	Adjusted EBITDA* was a loss of ($0.9) million compared to a loss of ($1.1) million in the fourth quarter of 2016, and breakeven in the same period last year;

•
Quarterly recurring revenues were $4.5 million, representing 61% of total revenue, compared to $4.6 million, representing 65% of total revenues, in the fourth quarter of 2016 and compared to 60% of revenues in the same period last year;

•	Quarterly GAAP total expenses were $9.0 million, compared to $10.2 million in the fourth quarter of 2016 and $10.4 million in the same period last year;

•	Previously announced project with top global bank managing more than $1 trillion in assets successfully entered production;

•	Previously announced large government forms processing project in South America entered production;

•	Selected as one of the Top Twenty Most Promising SAP Application Providers for 2017 by CIOReview.

Brendan Reidy, CEO of Top Image Systems, commented, “The transformation of our company continues and, though the process will take time, we are achieving early results which creates the foundation for a return to profitability and growth. We made progress against our three key priorities: protecting our core remittance and forms processing business; introducing continuous efficiency improvements into our operations; and making prudent investments in high-velocity cloud applications.  We continue to carry out successful forms processing and receivables automation projects, to consolidate our operations and increase operating efficiency and to invest in the development of our eFLOW AP on-site and cloud-based solutions. I am confident that the end result will be the transformation of our company into a nimble, high-growth, cloud applications and services business to maximize shareholder value.”

First Quarter Financial Results

Total revenues for the first quarter of 2017 were $7.3 million compared to $7.0 million in the fourth quarter of 2016 and $8.5 million in the same period last year. Recurring (SaaS and maintenance) revenues for the first quarter of 2017 were $4.5 million, compared to $4.6 million in the fourth quarter of 2016, and compared to $5.0 million in the same period last year.

Gross profit for the first quarter of 2017 was $3.2 million compared $2.7 million in the fourth quarter of 2016, and compared to $4.2 million in the same period last year. Gross margin for the first quarter of 2017 was 44%, compared to 39% in the fourth quarter of 2016 and 50% for the same period last year.

GAAP net loss for the first quarter of 2017 was ($1.8) million compared to ($3.8) million in the fourth quarter of 2016 and ($2.1) million in the same period last year. First quarter 2017 GAAP loss per share was ($0.10) compared to ($0.21) in the fourth quarter of 2016 and ($0.12) in the same period last year.

First quarter 2017 Non-GAAP* loss per share was ($0.07), compared to ($0.10) in the fourth quarter of 2016 and compared to ($0.02) in the same period last year.

Adjusted EBITDA* loss was ($0.9) million compared to ($1.1) million in the fourth quarter of last year, and breakeven in the same period last year.

Conference Call

The Company will host a conference call and webcast later today, Thursday, May 18, 2017 at 10:00 am ET, during which the Company’s management will present and discuss the financial results and be available to answer questions from investors.

To join the conference call, please dial in to one of the following teleconference phone lines using the numbers listed below.  Please begin placing your calls at least 5 minutes before the conference call commences.  If you are unable to connect using the toll-free number, please try the U.S. Toll/International dial-in number.

US Toll-Free Dial-in Number:	1-877-407-0784

US Toll/INTERNATIONAL Dial-in Number:	1-201-689-8560

Israel Toll-Free Dial-in Number:	1-809-406-247

The conference call is scheduled to begin at:
10:00 am Eastern Time
7:00 am Pacific Time
5:00 pm Israel Time

To join the live webcast, please click on the following link:  http://public.viavid.com/index.php?id=124470.  For those unable to attend the live call or webcast, from the following day an audio recording of the call will be made available for download from the Investors section of the Top Image Systems’ website www.topimagesystems.com; during the next three months the recorded webcast can be viewed by clicking on the same link as for the live webcast:    http://public.viavid.com/index.php?id=124470

* GAAP and Non-GAAP Financial Measures

This release includes GAAP and non-GAAP financial measures, including, without limitation, Adjusted EBITDA (which eliminates the impact of interest, taxes, amortization and depreciation expenses, as well as non-cash stock-based compensation expenses and other non-recurring items not part of regular business), Non-GAAP Net Income (Loss) (which eliminates the impact of amortization expenses as well as non-cash stock-based compensation expenses and other non-recurring items not part of TIS’ ongoing business operations) and Non-GAAP Income (Loss) per share. Non-GAAP measures are reconciled to comparable GAAP measures in the tables below.

The presentation of these non-GAAP financial measures should be considered in addition to TIS’ GAAP results provided in the attached financial statements for the first quarter ended March 31, 2017 and the other periods presented, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The tables below reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS’ management believes that these non-GAAP financial measures provide meaningful supplemental information regarding TIS’ performance by excluding the impact of certain items that may not be indicative of TIS’ core business operating results. TIS’ management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS’ performance in addition to the GAAP results. These non-GAAP financial measures also facilitate comparisons to TIS’ historical performance and its competitors’ operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

About Top Image Systems

Top Image Systems™ (TIS™) Ltd. is a global innovator of on-premise and cloud-based applications that optimize content-driven business processes such as procure to pay operations, remittance processing, integrated receivables, customer response management and more.  Whether originating from mobile, electronic, paper or other sources, TIS solutions automatically capture, process and deliver content across enterprise applications, transforming information entering an organization into useful and accessible electronic data, delivering it directly and efficiently to the relevant business system or person for action with as little manual handling as possible.  TIS’ solutions are marketed in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers and strategic partners. Visit the company's website at http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward-looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact:

Shelli Zargary
Director of Corporate Marketing
shelli.zargary@topimagesystems.com
(214) 256-4600

Investors:

James Carbonara
Regional Vice President, Hayden IR
james@haydenir.com
(646) 755-7412

FINANCIAL REPORTS
FOR THE QUARTER  ENDED
March 31, 2017

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	March 31,	December 31,
	2017	2016
	In thousands

Assets

Current Assets:
Cash and Cash Equivalents	$7,798	$7,636
Restricted Cash	158	119
Trade Receivables, net	5,176	6,717
Other Accounts Receivable and Prepaid Expenses	1,061	829

Total Current Assets	14,193	15,301

Long-Term Assets:
Severance Pay Funds	1,044	1,029
Restricted Cash	148	145
Long-term Deposits and Long-term Assets	123	136
Property and Equipment, net	1,213	1,000
Intangible Assets, net	3,235	3,623
Goodwill	18,493	18,405

Total Long-term Assets	24,256	24,338

Total Assets	$38,449	$39,639

Liabilities and Shareholders' Equity

Current Liabilities:

Short-term Bank Loans	$3,059	$3,017
Trade Payables	1,141	1,237
Deferred Revenues	3,672	3,594
Accrued Expenses and Other Accounts Payable	3,765	3,195

Total Current Liabilities	11,637	11,043

Long-Term Liabilities:

Accrued Severance Pay	$1,179	$1,214
Non-current Deferred Revenues	2,527	2,626
Other Long-term Liabilities	4,855	4,528

Total Long-term Liabilities	8,561	8,368

Total Liabilities	$20,198	$19,411

Total Parent Shareholders' Equity	$18,211	$20,190
Non-controlling Interest	40	38
Shareholders' Equity	18,251	20,228

Total Liabilities and Shareholders' Equity	$38,449	$39,639

Top Image Systems Ltd.
Statement of Operations for the

	Three months ended	Three months ended
	March 31,	March 31,
	2017	2016
	In thousands, except per share data

License Revenues	1,686	1,756
Services Revenues	5,639	6,701
Revenues	$7,325	$8,457

Cost of License Revenues	160	361
Cost of Services Revenues	3,963	3,889
Cost of Revenues	4,123	4,250

Gross Profit	3,202	4,207
Expenses
Research & Development	1,217	1,291
Sales & Marketing	1,774	2,163
General & Administrative	1,777	1,362
Amortization Costs	153	127
Restructuring Charges	-	1,183

	4,921	6,126

Operating (Loss) Profit	(1,719)	(1,919)

Financial Expenses, net	46	(78)

Other Income (loss), net	2	5

(Loss) profit Before Taxes on Income	(1,671)	(1,992)

Tax Expenses (income)	96	123
Net (Loss) Profit	(1,767)	(2,115)
Net Income Attributable to Noncontrolling Interest	(2)	(2)

Net (Loss) Profit	$(1,769)	$(2,117)
Earnings per Share
Basic (Loss) Earnings per Share	$(0.10)	$(0.12)
Weighted Average Number of Shares Used in Computation of Basic Net (Loss) Income per Share	17,932	17,919
Diluted (Loss) Earnings per Share	$(0.10)	$(0.12)
Weighted Average Number of Shares Used in Calculation of Diluted Net (Loss) Earnings per Share	17,932	17,919

	Three months ended	Three months ended
	March 31,	March 31,
	2017	2016
	In thousands, except per share data

Adjusted EBITDA:
Net (Loss) Profit	$(1,769)	$(2,117)
Interest	144	15
Other Financial Expenses	(190)	63
Taxes	96	123
Depreciation	172	169
Amortization	394	362
Stock-based Compensation Expenses	204	225
Restructuring Charge	-	1,183
Debt Reserve Adjustment	3	-
Total Adjusted EBITDA	$(946)	$23

Reconciliation of GAAP to Non-GAAP Results:

Net (Loss) Profit	$(1,769)	$(2,117)
Amortization	394	362
Stock-based Compensation Expenses	204	225
Debt Reserve Adjustment	3	-
Restructuring Charge	-	1,183

Non-GAAP Net Profit	$(1,168)	$(347)

Non-GAAP Net income used for basic earnings per share	$(1,168)	$(347)
Shares Used in Basic Earnings per Share Calculation	17,932	17,919

Non-GAAP Basic Earnings per Share	$(0.07)	$(0.02)

Non-GAAP Net Income Used for Diluted Earnings per Share	$(1,168)	$(347)
Shares Used in Diluted Earnings per Share Calculation	17,932	17,919

Non-GAAP Diluted Earnings per Share	$(0.07)	$(0.02)